Exhibit No. 5

                                   October 31, 1997

The Board of Directors
Mitchell Bancorp, Inc.
210 Oak Avenue
Spruce Pine, NC  28777

Attn:  Edward Ballew, Jr.

Gentlemen:

     Thank you for your fax today of your September quarterly financial results. I continue to be disappointed by the lack of progress in the enhancement of shareholder value. Because of the lack of meaningful financial results, the price of our stock has languished considerably for quite a long time. The price of Mitchell stock yesterday closed at $17.00 per share versus a closing price of $16.75 a share on May 9, 1997. During this six month period prices of thrift stocks have soared. Shareholders in Mitchell have not participated and have been left only as spectators. I cannot understand why you do not implement the generally accepted measures which enhance shareholder value.

     Let's look at this quarters results compared to previous quarters.

     I.   Assets and Deposits.

     The amounts shown in today's press release indicate declines rather than growth in these important measures, when compared to September 30, 1996. How can our stock price improve with negative growth?

     II.  Book Value Per Share.

     Your release shows book value per share of $15.36. This is down from $15.71 at June 30, 1997 and shows no meaningful increase over where it stood March 31, 1997, $15.17 per share.

     III. Earnings and Return on Equity.

     Earnings remain locked at approximately $.134 per share quarterly (based on full 930,902 outstanding). The current stock price equates to a whopping 31 times earnings. Would you buy such
a "rich" stock?   Your return on equity (annualized) at the present
quarterly rate of earnings remains woefully inadequate at a paltry
3.5%.
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Mitchell Bancorp, Inc.
October 31, 1997
Page 2

     4.   Operating Expenses and Efficiency Ratio.

     A key measure of management performance is its operating expense to assets ratio. Your's has never been worse (for the September 30, 1997 quarter). It stands at 2.63% (annualized), the highest of all the quarters since March 31, 1996 (prospectus information). Similarly, your efficiency ratio, which had been below 50% in each of the last five quarters, has risen to 50%.

     5.   Capital Ratio.

     One of the most egregious examples of ineffective management decision is your present 41.3% capital ratio. You have paid no special dividend, taxable or otherwise since you went public in July of 1996. Your decision to retain this excessive capital is unconscionable. Furthermore, the present capital ratio is the highest of the past three quarters, having risen from exactly 40% at March 31, 1997. Your continued retention of such an astonishing amount of excess capital reflects your inability to further the growth of our company and improve its financial state. This can only cause the price of our stock to languish even further. You must know that an acquiror will not pay up for this excess cash. Your decision to withhold this cash from the owners of the company is in direct conflict with your fiduciary responsibility.

     Considering the constant and pitiful state of the financial results you have generated, our company has no reason to remain independent. The time for declaration of a large special dividend (approximately $7 per share) and a change in control, is long overdue. The record warrants that management turn over the reins of our company to others, more capable of running a public company.

     I, and I am sure all your non-management shareholders, hope to hear from you very soon about these serious concerns.

                                                  Very truly yours,

                                                  Jerome H. Davis

cc:  Calvin F. Hall
     Emma Lee M. Wilson
     Baxter D. Johnson
     Lloyd Hise, Jr.